RIDING PHAT

2020-2024 Forecast

Original Forecast

Generated August 11, 2020



Revenue

$200K
$150K
$100K
$50K
$0
Jan '20
Feb '20
Mar '20
Apr '20
May '20
June '20
July '20
Aug '20
Sept '20
Oct '20
Nov '20
Dec '20

$10M
$7.5M
$5M
$2.5M
$0
2020
2021
2022
2023
2024

Revenue	**2020**	**2021**	**2022**	**2023**	**2024**
Advertising Revenue Season 1		$600,000	$600,000	$600,000	$600,000
Advertising Revenue Season 2		$300,000	$600,000	$600,000	$600,000
Advertising Revenue Season 3			$900,000	$900,000	$900,000
Advertising Revenue Season 4			$450,000	$900,000	$900,000
Advertising Revenue Season 5			$0	$900,000	$900,000
Product Placement	$400,000	$1,800,000	$2,400,000	$2,400,000	$2,400,000
Merchandise	$0	$600,000	$1,200,000	$1,200,000	$1,200,000
Scooter Sales (Rev to the show)	$200,000	$625,000	$660,000	$660,000	$660,000
Unit Sales	200	625	660	660	660
Unit Prices	$1,000	$1,000	$1,000	$1,000	$1,000
Licensing		$300,000	$600,000	$600,000	$600,000
Affiliate Sales		$120,000	$120,000	$120,000	$120,000
Totals	**$600,000**	**$4,345,000**	**$7,530,000**	**$8,880,000**	**$8,880,000**

Forward-Looking Statements
Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.
These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Direct Costs



Direct Costs	2020	2021	2022	2023	2024
Marketing	$32,500	$434,500	$753,000	$888,000	$888,000
Production Cost	$640,000	$1,800,000	$2,400,000	$2,400,000	$2,400,000
Direct Labor		$522,000	$906,600	$1,023,480	$1,165,359
Salaries and Wages		$510,000	$893,400	$1,008,960	$1,149,387
Project manager (0.8)		$72,000	$75,600	$79,380	$83,349
Product placement sales (0.8)		$90,000	$99,000	$108,900	$119,790
Coordinator (0.8)		$48,000	$52,800	$58,080	$63,888
Merchandise Manager (0.8)		$60,000	$66,000	$72,600	$79,860
Appearance Fees (1.6)		$240,000	$240,000	$240,000	$240,000
Talent Fees (3.6)			$360,000	$450,000	$562,500
Employee-Related Expenses		$12,000	$13,200	$14,520	$15,972
Totals	**$672,500**	**$2,756,500**	**$4,059,600**	**$4,311,480**	**$4,453,359**

Personnel



Personnel	2020	2021	2022	2023	2024
Head Count	**0**	**6**	**12**	**12**	**12**
Average Salary		$85,000	$74,450	$84,080	$95,782
Revenue Per Employee		$724,167	$627,500	$740,000	$740,000
Net Profit Per Employee		$221,414	$241,491	$317,934	$306,470
Direct Labor		**$522,000**	**$906,600**	**$1,023,480**	**$1,165,359**
Salaries & Wages		$510,000	$893,400	$1,008,960	$1,149,387
Project manager (0.8)		$72,000	$75,600	$79,380	$83,349
Product placement sales (0.8)		$90,000	$99,000	$108,900	$119,790
Coordinator (0.8)		$48,000	$52,800	$58,080	$63,888
Merchandise Manager (0.8)		$60,000	$66,000	$72,600	$79,860
Appearance Fees (1.6)		$240,000	$240,000	$240,000	$240,000
Talent Fees (3.6)			$360,000	$450,000	$562,500
Employee-Related Expenses		$12,000	$13,200	$14,520	$15,972
Totals		**$522,000**	**$906,600**	**$1,023,480**	**$1,165,359**

Expenses



Expenses	2020	2021	2022	2023	2024
Accounting		$36,000	$60,000	$80,000	$100,000
Totals		**$36,000**	**$60,000**	**$80,000**	**$100,000**

Financing

Projected cash in 2020



Cash at year's end



Financing	2020	2021	2022	2023	2024
Amount received	**$477,706**				
Wefunder	$400,000				
Loan from Phat Scooters	$36,353				
Phat Scooters initial Capital	$5,000				
Phat Scooters Loan	$36,353				
Payments	**$5,500**	**$16,500**	**$16,500**	**$2,750**	
Phat Scooters Loan	$5,500	$16,500	$16,500	$2,750	
Principal Paid	$4,342	$13,926	$15,384	$2,701	
Interest Paid	$1,158	$2,574	$1,116	$34	
Balance	**$32,011**	**$18,085**	**$2,701**	**$0**	**$0**
Short-Term Debt	$13,926	$15,384	$2,701		
Phat Scooters Loan	$13,926	$15,384	$2,701		
Long-Term Debt	$18,085	$2,701	$0	$0	$0
Phat Scooters Loan	$18,085	$2,701	$0	$0	$0

Projected Profit & Loss (1 of 2)

Net profit in 2020

Net profit by year





Projected Profit & Loss	2020	2021	2022	2023	2024
Revenue	**$600,000**	**$4,345,000**	**$7,530,000**	**$8,880,000**	**$8,880,000**
Advertising Revenue Season 1		$600,000	$600,000	$600,000	$600,000
Advertising Revenue Season 2		$300,000	$600,000	$600,000	$600,000
Advertising Revenue Season 3			$900,000	$900,000	$900,000
Advertising Revenue Season 4			$450,000	$900,000	$900,000
Advertising Revenue Season 5			$0	$900,000	$900,000
Product Placement	$400,000	$1,800,000	$2,400,000	$2,400,000	$2,400,000
Merchandise	$0	$600,000	$1,200,000	$1,200,000	$1,200,000
Scooter Sales (Rev to the show)	$200,000	$625,000	$660,000	$660,000	$660,000
Unit Sales	200	625	660	660	660
Unit Prices	$1,000	$1,000	$1,000	$1,000	$1,000
Licensing		$300,000	$600,000	$600,000	$600,000
Affiliate Sales		$120,000	$120,000	$120,000	$120,000
Direct Costs	**$672,500**	**$2,756,500**	**$4,059,600**	**$4,311,480**	**$4,453,359**
Marketing	$32,500	$434,500	$753,000	$888,000	$888,000
Production Cost	$640,000	$1,800,000	$2,400,000	$2,400,000	$2,400,000
Direct Labor		$522,000	$906,600	$1,023,480	$1,165,359
Salaries & Wages		$510,000	$893,400	$1,008,960	$1,149,387
Project manager (0.8)		$72,000	$75,600	$79,380	$83,349
Product placement sales (0.8)		$90,000	$99,000	$108,900	$119,790
Coordinator (0.8)		$48,000	$52,800	$58,080	$63,888

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Projected Profit & Loss (2 of 2)

...continued from previous page

Projected Profit & Loss	**2020**	**2021**	**2022**	**2023**	**2024**
Merchandise Manager (0.8)		$60,000	$66,000	$72,600	$79,860
Appearance Fees (1.6)		$240,000	$240,000	$240,000	$240,000
Talent Fees (3.6)			$360,000	$450,000	$562,500
Employee Related Expenses		$12,000	$13,200	$14,520	$15,972
Gross Margin	($72,500)	$1,588,500	$3,470,400	$4,568,520	$4,426,641
Gross Margin %	(12%)	37%	46%	51%	50%
Operating Expenses		**$36,000**	**$60,000**	**$80,000**	**$100,000**
Accounting		$36,000	$60,000	$80,000	$100,000
Operating Income	**($72,500)**	**$1,552,500**	**$3,410,400**	**$4,488,520**	**$4,326,641**
Interest Expense	$1,158	$2,574	$1,116	$34	
Income Taxes	$0	$221,440	$511,393	$673,273	$648,996
Total Expenses	$673,658	$3,016,514	$4,632,109	$5,064,787	$5,202,355
Net Profit	($73,658)	$1,328,486	$2,897,891	$3,815,213	$3,677,645
Net Profit %	**(12%)**	**31%**	**38%**	**43%**	**41%**

Projected Balance Sheet

Projected Balance Sheet	2020	2021	2022	2023	2024
Assets	**$399,706**	**$602,533**	**$559,831**	**$697,605**	**$569,178**
Current Assets	**$399,706**	**$602,533**	**$559,831**	**$697,605**	**$569,178**
Cash	$399,706	$602,533	$559,831	$697,605	$569,178
Accounts Receivable	$0	$0	$0	$0	$0
Liabilities & Equity	**$399,706**	**$602,533**	**$559,831**	**$697,605**	**$569,178**
Liabilities	**$32,011**	**$86,352**	**$145,759**	**$168,320**	**$162,248**
Current Liabilities	**$13,926**	**$83,651**	**$145,759**	**$168,320**	**$162,248**
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$68,267	$143,058	$168,320	$162,248
Sales Taxes Payable		$0	$0	$0	$0
Short-Term Debt	$13,926	$15,384	$2,701		
Long-Term Liabilities	**$18,085**	**$2,701**	**$0**	**$0**	**$0**
Long-Term Debt	$18,085	$2,701	$0	$0	$0
Equity	**$367,695**	**$516,181**	**$414,072**	**$529,285**	**$406,930**
Paid-In Capital	$441,353	$441,353	$441,353	$441,353	$441,353
Retained Earnings		($1.3M)	($2.9M)	($3.7M)	($3.7M)
Earnings	($73,658)	$1,328,486	$2,897,891	$3,815,213	$3,677,645

Projected Cash Flow

Cash flow in 2020



Cash flow by year



Projected Cash Flow	2020	2021	2022	2023	2024
Net Cash from Operations	**($73,658)**	**$1,396,753**	**$2,972,682**	**$3,840,475**	**$3,671,573**
Net Profit	($73,658)	$1,328,486	$2,897,891	$3,815,213	$3,677,645
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$68,267	$74,791	$25,262	($6,072)
Change in Sales Tax Payable		$0	$0	$0	$0
Net Cash from Financing	**$473,364**	**($1.2M)**	**($3M)**	**($3.7M)**	**($3.8M)**
Investments Received	$441,353				
Dividends & Distributions		($1.2M)	($3M)	($3.7M)	($3.8M)
Change in Short-Term Debt	$13,926	$1,458	($12,683)	($2,701)	
Change in Long-Term Debt	$18,085	($15,384)	($2,701)	$0	$0
Cash at Beginning of Period	$0	$399,706	$602,533	$559,831	$697,605
Net Change in Cash	$399,706	$202,827	($42,702)	$137,774	($128,427)
Cash at End of Period	**$399,706**	**$602,533**	**$559,831**	**$697,605**	**$569,178**

Forward-Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.